Exhibit 4.7

House Lease Agreement

Landlord: Landlord A (50% ownership) and Landlord B (50% ownership) (hereinafter referred to as the "Landlord")

Tenant: Taiwan Branch of Cordyceps Sunshine Biotech Holdings Co., Ltd., a Cayman Islands Company (hereinafter referred to as the "Tenant")

In consideration of the lease of the property, the parties agree to the following terms:

1. Property Address: 1st and 2nd Floor, No. 276, Section 1, Dihua Street, Datong District, Taipei City.

2. Lease Term: From May 1, 2023, to April 30, 2026. Total of 3 years.

3. Rent: From May 1, 2023, to April 30, 2026, the monthly rent is NT$70,000 (inclusive of tax and National Health Insurance). The Tenant shall deduct and withhold the rent and health insurance supplementary premium from the monthly rent and provide the Landlord with the withholding certificate and premium receipt for declaration at the end of the year (declaration shall be divided equally between the Landlords). The rent shall be paid by wire transfer on the 1st of each month to the Landlord's bank account as follows:

Bank Account:

Landlord:

Bank Name:

Account Number:

4. Security Deposit: NT$70,000, payable on the signing date. The Landlord shall return the above amount to the Tenant without interest upon termination of the lease relationship. However, in the event of any outstanding rent or expenses owed by the Tenant, the Landlord may offset it.

5. Permitted Use: The Tenant shall use the leased property solely for warehouse, product display, office, and business purposes. Without the Landlord's prior written consent, the Tenant shall not change the usage.

6. Subleasing: The Tenant may sublease the leased property to other companies within the Tenant's corporate group, subject to the terms and conditions of this Agreement.

7. Equipment:

(1) The equipment provided by the Landlord to the Tenant shall meet safety standards and be regularly maintained. The Tenant shall exercise proper care and management obligations. In case of non-human factors damaging the attached equipment, the Landlord shall be responsible for repair and maintenance.

(2) The Tenant may install, modify, or decorate the leased property for convenience or aesthetics with the prior written consent of the Landlord, and the costs shall be borne by the Tenant. However, such installations shall not compromise the structural safety of the leased property. In case of damage, the Tenant shall be liable for compensation.

(3) The Tenant shall not place explosive, dangerous, or prohibited items inside the leased property.

(4) The Landlord shall be responsible for repairing leaks, natural damage, and damages caused by accidents or other unexpected disasters not attributable to the Tenant. If the Landlord fails to repair within seven days after being notified by the Tenant, the Tenant may repair at the Landlord's expense.

8. Property Disputes: In case of property disputes, the Landlord shall be responsible for resolution. If the Tenant suffers damages as a result, the Landlord shall compensate.

9. Taxes and Utilities: During the lease term, property taxes shall be borne by the Landlord. The Tenant shall bear water, electricity charges, and taxes generated by its operations.

10. Renewal Notice: Either party shall give a notice of renewal or termination of the lease two months prior to the expiration of the lease term. If the Tenant agrees to renew, the Landlord shall offer renewal under the same terms as with third parties.

If either party intends to terminate the lease in advance, the consent of the other party shall be obtained, and a notice shall be given two months in advance. If the Tenant intends to terminate the lease early and relocate, the Tenant shall compensate the Landlord with one month's rent. Similarly, if the Landlord intends to reclaim the house in advance, the Landlord shall compensate the Tenant with one month's rent.

11. Abandoned Property: Upon termination of the lease, if the Tenant fails to remove any remaining furniture or items within seven days after being notified, they shall be deemed abandoned, and the Landlord may dispose of them without objection from the Tenant.

12. Dispute Resolution: In the event of any disputes arising from this Agreement, the parties agree to first submit to the Real Estate Mediation Committee or the Consumer Dispute Mediation Committee where the leased property is located. If litigation arises, both parties agree to the jurisdiction of the court where the leased property is located.

13. Execution: This Agreement is made in triplicate, with each party and the notary public holding one copy for record-keeping and enforcement.

Executed by:

Parties to the Agreement:

Landlord:

ID Numbers:

Contact Numbers:

Contact Address:

Tenent:

Taiwan Branch of Cordyceps Sunshine Biotech Holdings Co., Ltd.

Representative: Szu Hao Huang

Unified Business Number: 90412974

Address: 6F, No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City

Phone: (02) 2748-9091